Managed Account Series
Advantage Global SmallCap Fund (the "Fund")

77D(g)

On March 27, 2017, the Board of Trustees (the "Board") of Managed Account Series approved certain changes to the Fund. The Board approved a change in the name of Global SmallCap Portfolio to "Advantage Global SmallCap Fund" and certain changes to the Fund's investment strategies and investment process. These changes included changing the Fund's non-fundamental policy of investing, under normal circumstances, at least 80% of its assets in equity securities of small cap issuers to a non-fundamental policy to invest, under normal circumstances, at least 80% of its net assets plus the amount of any borrowings for investment purposes in small cap equity securities and derivatives that have similar economic characteristics to such securities. In addition, Fund management determined to make certain changes to the Fund's portfolio management team.

All of these changes became effective on June 12, 2017.

Effective June 12, 2017, the following changes were made to the Fund's Prospectus:

Change in the Fund's Name

Global SmallCap Portfolio was renamed Advantage Global SmallCap
Fund.

Changes in the Fund's Investment Strategies

The section of the Summary Prospectus entitled "Key Facts About Global SmallCap Portfolio - Principal Investment Strategies of the Fund" and the section of the Prospectus entitled "Fund Overview - Key Facts About Global SmallCap Portfolio - Principal Investment Strategies of the Fund" were deleted in their entirety and replaced with the following:

Principal Investment Strategies of the Fund

Under normal circumstances, the Fund seeks to invest at least 80% of its net assets plus the amount of any borrowings for investment purposes in small cap equity securities and derivatives that have similar economic characteristics to such securities. The Fund primarily intends to invest in equity securities or other financial instruments that are components of, or have characteristics similar to, the securities included in the MSCI All Country World Small Cap Index (the "MSCI ACWI Small Cap Index"). The MSCI ACWI Small Cap Index is a capitalization-weighted index of equity securities from a broad range of industries chosen for market size, liquidity and industry group representation. Small cap companies are companies that at the time of purchase have market capitalizations in the range of companies included in the MSCI ACWI Small Cap Index (generally between $19.25 million and $8.88 billion as of May 31, 2017, although this range may change from time to time). The equity securities in which the Fund invests primarily consist of common stock, but may also include preferred stock and convertible securities. From time to time, the Fund may invest in shares of companies through "new issues" or initial public offerings ("IPOs").

The Fund may use derivatives, including options, futures, swaps, forward contracts and contracts for difference, both to seek to increase the return of the Fund and to hedge (or protect) the value of its assets against adverse movements in currency exchange rates, interest rates and movements in the securities markets. In order to manage cash flows into or out of the Fund effectively, the Fund may buy and sell financial futures contracts or options on such contracts. Derivatives are financial instruments whose value is derived from another security, a currency or an index, including but not limited to the MSCI ACWI Small Cap Index.

Under normal circumstances, the Fund anticipates it will allocate a substantial amount (approximately 40% or more - unless market conditions are not deemed favorable by Fund management, in which case the Fund would invest at least 30%) of its total assets in foreign securities, which may include securities (i) of foreign government issuers, (ii) of issuers organized or located outside the U.S., (iii) of issuers which primarily trade in a market located outside the U.S., or (iv) of issuers doing a substantial amount of business outside the U.S., which the Fund considers to be companies that derive at least 50% of their revenue or profits from business outside the U.S. or have at least 50% of their sales or assets outside the U.S. The Fund will allocate its assets among various regions and countries, including the United States (but in no less than three different countries). The Fund will invest in securities of issuers from emerging market countries. For temporary defensive purposes, the Fund may deviate substantially from the allocation described above.

The section of the Prospectus entitled "Details About the Funds
- How Each Fund Invests - Global SmallCap Portfolio - Investment
Process" was deleted in its entirety and replaced with the following:

Investment Process

The Fund seeks to pursue its investment objective by investing in small cap securities in a disciplined manner, by using proprietary return forecast models that incorporate quantitative analysis. These forecast models are designed to identify aspects of mispricing across stocks which the Fund can seek to capture by over- and under-weighting particular equities while seeking to control incremental risk. BlackRock Advisors, LLC ("BlackRock"), the Fund's investment manager, then constructs and rebalances the portfolio by integrating its investment insights with the model-based optimization process. The Fund has no stated minimum holding period for investments and may buy or sell securities whenever Fund management sees an appropriate opportunity. The Fund may engage in active and frequent trading of its investments.

The section of the Prospectus entitled "Details About the Funds
- How Each Fund Invests - Global SmallCap Portfolio - Principal
Investment Strategies" was deleted in its entirety and replaced with the following:

Principal Investment Strategies

Under normal circumstances, the Fund seeks to invest at least 80% of its net assets plus the amount of any borrowings for investment purposes in small cap equity securities and derivatives that have similar economic characteristics to such securities. The Fund primarily intends to invest in equity securities or other financial instruments that are components of, or have characteristics similar to, the securities included in the MSCI All Country World Small Cap Index (the "MSCI ACWI Small Cap Index"). The MSCI ACWI Small Cap Index is a capitalization-weighted index of equity securities from a broad range of industries chosen for market size, liquidity and industry group representation. Small cap companies are companies that at the time of purchase have market capitalizations in the range of companies included in the MSCI ACWI Small Cap Index (generally between $19.25 million and $8.88 billion as of May 31, 2017, although this range may change from time to time). The equity securities in which the Fund invests primarily consist of common stock, but may also include preferred stock and convertible securities. From time to time, the Fund may invest in shares of companies through "new issues" or initial public offerings ("IPOs").

The Fund may use derivatives, including options, futures, swaps, forward contracts and contracts for difference, both to seek to increase the return of the Fund and to hedge (or protect) the value of its assets against adverse movements in currency exchange rates, interest rates and movements in the securities markets. In order to manage cash flows into or out of the Fund effectively, the Fund may buy and sell financial futures contracts or options on such contracts. Derivatives are financial instruments whose value is derived from another security, a currency or an index, including but not limited to the MSCI ACWI Small Cap Index.

Under normal circumstances, the Fund anticipates it will allocate a substantial amount (approximately 40% or more - unless market conditions are not deemed favorable by Fund management, in which case the Fund would invest at least 30%) of its total assets in foreign securities, which may include securities (i) of foreign government issuers, (ii) of issuers organized or located outside the U.S., (iii) of issuers which primarily trade in a market located outside the U.S., or (iv) of issuers doing a substantial amount of business outside the U.S., which the Fund considers to be companies that derive at least 50% of their revenue or profits from business outside the U.S. or have at least 50% of their sales or assets outside the U.S. The Fund will allocate its assets among various regions and countries, including the United States (but in no less than three different countries). The Fund will invest in securities of issuers from emerging market countries. For temporary defensive purposes, the Fund may deviate substantially from the allocation described above.

The section of the Prospectus entitled "Details About the Funds
- How Each Fund Invests - Other Strategies" was deleted in its entirety and replaced with the following:

Other Strategies

In addition to the principal strategies discussed above, each Fund may also invest or engage in the following investments/strategies:

Borrowing - Each Fund may borrow from banks as a temporary measure for extraordinary or emergency purposes, or to meet redemptions.

Illiquid/Restricted Securities - Each Fund may invest up to 15% of its net assets in illiquid securities that it cannot sell within seven days at approximately current value. Restricted securities are securities that cannot be offered for public resale unless registered under the applicable securities laws or that have a contractual restriction that prohibits or limits their resale (i.e., Rule 144A securities). They may include private placement securities that have not been registered under the applicable securities laws. Restricted securities may not be listed on an exchange and may have no active trading market and therefore may be considered to be illiquid. Rule 144A securities are restricted securities that can be resold to qualified institutional buyers but not to the general public.

Indexed and Inverse Securities - Each Fund may invest in securities the potential return of which is based on the change in a specified interest rate or equity index (an "indexed security"). Each Fund may also invest in securities the return of which is inversely related to changes in an interest rate or index ("inverse securities"). In general, the return on inverse securities will decrease when the underlying index or interest rate goes up and increase when that index or interest rate goes down.

Investment Companies - Each Fund has the ability to invest in other investment companies, such as exchange-traded funds, unit investment trusts, and open-end and closed-end funds. The Funds may invest in affiliated investment companies, including affiliated money market funds and affiliated exchange-traded funds.

Repurchase Agreements and Purchase and Sale Contracts - Each Fund may enter into certain types of repurchase agreements or purchase and sale contracts. Under a repurchase agreement, the seller agrees to repurchase a security at a mutually agreed-upon time and price. A purchase and sale contract is similar to a repurchase agreement, but purchase and sale contracts also provide that the purchaser receives any interest on the security paid during the period.

Securities Lending - Each Fund may lend securities with a value up to 33 1/3% of its total assets to financial institutions that provide cash or securities issued or guaranteed by the U.S. Government as collateral.

Warrants - A warrant gives each Fund the right to buy stock. The warrant specifies the amount of underlying stock, the purchase (or "exercise") price, and the date the warrant expires. Each Fund has no obligation to exercise the warrant and buy the stock. A warrant has value only if a Fund is able to exercise it or sell it before it expires.

When-Issued and Delayed Delivery Securities and Forward Commitments - The purchase or sale of securities on a when-issued basis, on a delayed delivery basis or through a forward commitment involves the purchase or sale of securities by each Fund at an established price with payment and delivery taking place in the future. Each Fund enters into these transactions to obtain what is considered an advantageous price to the Fund at the time of entering into the transaction.

The section of the Prospectus entitled "Details About the Funds
- How Each Fund Invests - Global SmallCap Portfolio Other
Strategies" was deleted in its entirety and replaced with the following:

Advantage Global SmallCap Fund Other Strategies

Money Market Securities - The Fund may invest in money market securities or commercial paper.

Real Estate Investment Trusts - The Fund may invest in real estate investment trusts ("REITs"). REITs are companies that own interests in real estate or in real estate related loans or other interests, and have revenue primarily consisting of rent derived from owned, income producing real estate properties and capital gains from the sale of such properties. REITs can generally be classified as equity REITs, mortgage REITs and hybrid REITs. Equity REITs invest the majority of their assets directly in real property and derive their income primarily from rents. Equity REITs can also realize capital gains by selling properties that have appreciated in value. Mortgage REITs invest the majority of their assets in real estate mortgages and derive their income primarily from interest payments. Hybrid REITs combine the characteristics of both equity REITs and mortgage REITs. REITs are not taxed on income distributed to shareholders provided they comply with the requirements of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code").

Reverse Repurchase Agreements - Reverse repurchase agreements involve the sale of securities held by a Fund with an agreement to repurchase the securities at an agreed-upon price, date and interest payment.